


RECD S.E.C.
JUL 0 2 2003
1086

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IN ACCORDANCE WITH RULE 311 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER

Exhibit Index On Page 3.

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

THE IT GROUP, INC. — Exact name of registrant as specified in charter

0000731190 — Registrant CIK Number

FORM 8-K (dated June 26, 2003) — Electronic report, schedule or registration statement of which the documents are a part (give period of report)

1-09037 — SEC file number, if available

____
Name of Person Filing the Document (if other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Monroeville, State of Pennsylvania, July 2, 2003.

THE IT GROUP, INC.
(Registrant)

By: 
Harry J. Soose, Jr.
Chief Operating Officer

Exhibit Index

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

- - - - - - - - - - - - - - - - - x	
In re:	Chapter 11
The IT Group, Inc., et al.,	Case No. 02-10118 (MFW)
	Jointly Administered
Debtors.	
- - - - - - - - - - - - - - - - - x	

NOTICE OF FILING OF MONTHLY OPERATING REPORT FOR PERIOD FROM DECEMBER 28, 2002 THROUGH JANUARY 31, 2003

PLEASE TAKE NOTICE that on June 26, 2003, the debtors and debtors-in-possession in the above-captioned cases filed with the Court the Monthly Operating Report of The IT Group Inc. et al., for the period from December 28, 2002 through January 31, 2003 (the "Monthly Operating Report"), which is attached hereto as Exhibit A.

PLEASE TAKE FURTHER NOTICE that contemporaneously herewith, the Monthly Operating Report was transmitted to the parties listed on Exhibit B attached hereto in the manner provided thereon.

Dated: Wilmington, Delaware
June 26, 2003



/s/ Marion M. Quirk

Gregg M. Galardi (I.D. No. 2991)
Marion M. Quirk (I.D. No. 4136)
Gary A. Rubin (I.D. No. 4140)
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

- and -

Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Attorneys for Debtors and Debtors-in-Possession

EXHIBIT A

The IT Group, Inc.
Case No. 02-10118

Activity for the period December 28, 2002 thru January 31, 2003

Table of Contents

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE DISTRICT OF DELAWARE

In re:	: Chapter 11
The IT Group, Inc., *et al.*,	: Case No. 02-10118 (MFW)
Debtors.	: Jointly Administered

DECLARATION OF HARRY J. SOOSE, JR. IN SUPPORT OF THE MONTHLY OPERATING REPORT FOR THE PERIOD DECEMBER 28, 2002 THROUGH JANUARY 31, 2003 FILED ON BEHALF OF THE ABOVE-REFERENCED DEBTORS

I, Harry J. Soose, Jr. hereby declare under penalty of perjury that the following is true and correct to the best of my knowledge, information, and belief.

1. I am the Chief Operating Officer and Chief Financial Officer of The IT Group, Inc., a Delaware corporation with an office in Monroeville, Pennsylvania.

2. This declaration is submitted in conjunction with the filing of the monthly operating report.

3. All financial activity between the debtors and non-debtor foreign and domestic subsidiaries is outlined in the consolidated statement of income and balance sheet. The bank reconciliations of the debtors are substantially completed as of January 31, 2003. All tax returns and taxes are current.

I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: Monroeville, PA
June 25, 2003



Harry J. Soose, Jr.
Senior Vice President
COO & CFO

C:\WINDOWS\Temporary Internet Files\OLKC3A5\affidavit-0131031.doc

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
CASE NO. 02-10118
JANUARY 31, 2003

	12/27/02	Reclass/ Prior Period Adjustments	January Activity	01/31/03
Current Assets:				
Cash	59,672,003	-	(1,276,219)	58,395,784
Accounts receivable	35,986	-	-	35,986
Allowance for doubtful accounts	-	-	-	-
Deferred income taxes	-	-	-	-
Other receivables	2,330,158	-	(200,888)	2,129,270
Prepaid expenses and other current assets	41,885,686	-	(10,280,278)	31,605,408
Total current assets	103,923,833	-	(11,757,385)	92,166,448
Property, plant and equipment at cost	6,797	-	-	6,797
Accumulated depreciation and amortization	(569)	-	(142)	(711)
Net property, plant and equipment	6,228	-	(142)	6,086
Cost in excess of net assets of acquired businesses	-	-	-	-
Investments in affiliate	224,333	-	-	224,333
Restricted cash	-	-	-	-
Deferred financing costs	-	-	-	-
Other assets	-		-	-
Deferred taxes	-	-	-	-
Long-term assets of discontinued operations	-	-	-	-
Total assets	104,154,394	-	(11,757,527)	92,396,867
Current Liabilities (Prepetition)				
Accounts payable-unsecured	42,637,869	-	-	42,637,869
Accrued wages and related liabilities-unsecured	9,868,817	-	(1,191,979)	8,676,838
Billings in excess of revenues-unsecured	32,007,386	-	-	32,007,386
Other accrued liabilities-unsecured	32,722,079	(172,104)	-	32,549,975
Long-term debt due within 1 year-unsecured	257,483,539	-	-	257,483,539
Long-term debt due within 1 year-secured	490,643,788	-	-	490,643,788
Current Liabilities (Post Petition)				
Accounts payable-unsecured	23,077	-	(23,077)	-
Accrued wages and related liabilities-unsecured	4,050,067	-	(138,327)	3,911,740
Billings in excess of revenues-unsecured	-	-	-	-
Other accrued liabilities-unsecured	16,607,014	172,104	(4,759,840)	12,019,278
DIP financing	-	-	-	-
Long-term debt due within 1 year-unsecured	-	-	-	-
Long-term debt due within 1 year-secured	-	-	-	-
Current liabilities of discontinued operations	365,374	-	54,513	419,887
Total current liabilities	886,409,010	-	(6,058,710)	880,350,300
Long-term debt	-	-	-	-
Long-term liabilities of discontinued operations	-	-	-	-
Other l-t accrued liabilities-prepetition unsecured	4,408,273	-	-	4,408,273
Minority interest in subsidiary	-	-	-	-
Total liabilities	890,817,283	-	(6,058,710)	884,758,573
Stockholders' Equity:				
Preferred stock	6,665,152	-	-	6,665,152
Common stock	230,814	-	-	230,814
Treasury stock	(4,866,900)	-	-	(4,866,900)
Unearned compensation-restricted stock	(543,568)	-	-	(543,568)
Additional paid-in capital	352,365,701	-		352,365,701
Retained earnings (deficit)	(1,140,514,088)	-	(5,698,817)	(1,146,212,905)
Cumulative translation adj.	-	-	-	-
Total stockholders' equity	(786,662,889)	-	(5,698,817)	(792,361,706)
Total liabilities and stockholders' equity	104,154,394	-	(11,757,527)	92,396,867
	-	-	-	-

6/25/03
2:34 PM

THE IT GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
CASE NO. 02-10118
DECEMBER 28, 2002 THRU JANUARY 31, 2003

Revenues	30,318
Cost and expenses:	
Cost of revenues	27,137
Selling, general and administrative expense	999,895
Total cost and expenses	1,027,032
Operating income/(loss)	(996,714)
Unrealized gain/(loss) on stock held for sale	(4,763,308)
Interest income, net	61,205
Net income/(loss) before income taxes	(5,698,817)

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Accounts Payable Consolidated Aging
as of January 31, 2003

Days Aged	Balance
0 - 30	419,887
31 - 60	-
61 - 90	-
Over 90	42,637,869
Balance G/L	43,057,756

Pre Petition	42,637,869
Post Petition	419,887
	43,057,756

6/25/03
2:34 PM

THE IT GROUP, INC. AND SUBSIDIARIES
ACCOUNTS RECEIVABLE RECONCILIATION AND AGING
CASE NO. 02-10118
As of January 31, 2003
(in thousands)

Accounts Receivable Reconciliation	Amount
Total Accounts Receivable at the beginning of the reporting period	36
Prior Period Adjustments	-
+ Amounts billed during the period	-
- Amounts collected during the period	-
Total Accounts Receivable at the end of the reporting period	36

Accounts Receivable Aging	
0 - 30 days past due	-
31 - 60 days past due	-
61 - 90 days past due	-
91+ days past due	-
A/R not aged	36
Retainage	-
Total Accounts Receivable	36
Amounts considered uncollectible (Bad Debt)	-
Accounts Receivable (Net)	36

DEBTOR QUESTIONNAIRE

Must be completed each month	**Yes**	**No**
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.		X
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all post petition tax returns been timely filed? If no, provide an explanation below.	X	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	

6/25/03
2:34 PM

The IT Group, Inc. and Subsidiaries
Case No. 02-10118
Debtor Bank Account Detail
January 31, 2003

G/L ACCT #	DEBTOR CASE NUMBER	BANK ACCT #	BANK NAME	DESCRIPTION	01/31/03 PER BALANCE SHEET
1010	02-10165	3050-7945	Citibank, N.A., 399 Park Avenue New York, NY 10043	Citibank, NA (checking)	106,670
1020	02-10165	3050-7953	Citibank, N.A., 399 Park Avenue New York, NY 10044	Citibank, NA (savings)	2,562,195
1030	02-10165	3050-9158	State Street Bank and Trust Co. Boston, MA	Sale proceeds	47,030,475
1040	02-10165	3050-9174	Citibank, N.A., 399 Park Avenue New York, NY 10046	Citibank, NA (employee benefits)	3,872,733
1060	02-10165	2662868294	Dollar Bank, Miracle Mile, Monroeville, PA 15146	Petty Cash Corporate	2,000
1070	02-10165	010-51-099-62	Bank of America, Concord, CA	Petty Cash Northern California	8,000
1210	02-10118	454353	State Street Bank and Trust Co. Boston, MA	Restricted Cash Caterpillar	1,394,360
1220	02-10118	454349	State Street Bank and Trust Co. Boston, MA	Restricted Cash Fleet	2,531,637
1230	02-10118	454345	State Street Bank and Trust Co. Boston, MA	Restricted Cash Sovereign	377,199
1240	02-10118	454341	State Street Bank and Trust Co. Boston, MA	Restricted Cash Bookspan	506,327
Non-debtor Cash					4,188
					58,395,784

6/25/03
2:34 PM

In Re: The IT Group, Inc., et al.
Case No. 02-10118 (MFW) (Jointly Administered)
Consolidated Cash Flow

(000's)

Summary Page	January 2003 (a) Actual Total (a)	Cumulative Actual
Cash Beginning of Month	$ 59,208	$ 18,189
Receipts		
Cash Sales	-	-
Accounts Receivable/Other Receivables	203	248,797
Loans and Advances	-	-
Sale of Assets	10	69,248
Other (Reimbursements from Shaw)	4,246	19,915
DIP Draw & (Repayment)	-	50,000
Total Receipts	4,458	387,960
Disbursements		
Net Payroll & Benefits	(277)	(89,059)
Payroll Taxes	(82)	(33,985)
Sales, Use, and Other Taxes	(15)	(890)
Operating Expenses	(76)	(160,485)
Rental & Leases	-	(14,013)
Insurance	(3)	(7,847)
Administrative & Selling	(85)	(6,073)
Sale of Assets	-	-
Other (Attach List)	-	(17,678)
Professional Fees (b)	(5,371)	(18,230)
U.S. Trustee Fees	(27)	(161)
Court Costs	-	-
Total Disbursements (c)	(5,936)	(348,419)
Net Cash Flow (Receipts Less Disbursements)	$ (1,478)	$ 39,541
Cash - End of Month	$ 57,730	$ 57,730

Total Disbursements	$ (5,936)
Less: Transfers to Debtor in Possession Accounts	-
Plus: Estate Disbursements Made by Outside Sources	-
Total Disbursements For Calculating U.S. Trustee Quarterly Fees	$ (5,936)

(a) January actual includes cash flow activity from January 1, 2003 through January 31, 2003.
(b) Professional fees include $29,002.38 and $32,565.84 to the Bayard Firm on 1/8/03 and 1/22/03, $304,493.87 to Skadden Arps on 1/8/03, $880,019.84 and $96,011.34 to Kroll Zolfo Cooper on 1/8/03 and 1/22/03, $508,667.78 to UBS Warburg on 1/15/03, $126,174.73 to White & Case on 1/15/03, $2,620,000.00 to Lehman Brothers on 1/15/03, $353,716.85 to Neilson Elggren on 1/8/03, and $100,015.28 to Jefferson Wells on 1/8/03.
(c) The Debtor companies have limited business operations and all of the Debtor companies with the exception of IT Corporation had no or de minimis disbursements.

EXHIBIT B

EXHIBIT B

The IT Group, Inc., et al.
Case No. 02-10118

Debtors
The IT Group, Inc.
2790 Mosside Blvd.
Monroeville, PA 15146-2792
Attn: Harry J. Soose
(By Overnight Courier)

Counsel to Debtors
Timothy R. Pohl, Esq.
Skadden, Arps, Slate, Meagher & Flom (Illinois)
333 West Wacker Drive
Chicago, IL 60606-1285

Gregg M Galardi, Esq.
Marion Quirk, Esq.
Skadden, Arps, Slate, Meagher & Flom, LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636

United States Trustee
Mark S. Kenney, Esq.
Assistant U.S. Trustee
Office of the U.S. Trustee
844 King Street
Wilmington, DE 19899
(By Hand Delivery)

Counsel to Creditors' Committee

Jeffrey M. Schlerf, Esq.
The Bayard Firm
222 Delaware Avenue
Suite 900, P.O. Box 25130
Wilmington, Delaware 19899
(By Hand Delivery)

John Cunningham, Esq.
White and Case, LLP
First Union Financial Center
200 South Biscayne Boulevard
Miami, FL 33131-2352
(By Overnight Courier)

Counsel for Prepetition Bank Group
Stephen Karotkin, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(By Overnight Delivery)

Richard S. Cobb, Esq.
Klett Rooney Lieber & Schorling
The Brandywine Building
1000 West Street
Suite 1410
Wilmington, DE 19801
(By Hand Delivery)

Counsel for Postpetition Bank Group
Michael A. Rosenthal, Esq.
Aaron G. York, Esq.
Gibson, Dunn & Crutcher LLP
2100 McKinney Avenue
Suite 1100
Dallas, Texas 75201
(The Shaw Group, Inc.)
(By Overnight Courier)

William P. Bowden, Esq.
Christopher S. Sontchi, Esq.
Ashby & Geddes
222 Delaware Avenue, 17th Floor, P.O. Box 1150
Wilmington, DE 19899
(The Shaw Group, Inc.)
(By Hand Delivery)

Miscellaneous:

02-10118-MFW The IT Group, Inc.

U.S. Bankruptcy Court

District of Delaware

Notice of Electronic Filing

The following transaction was received from Quirk, Marion M. entered on 6/26/2003 at 12:00 PM EDT and filed on 6/26/2003

Case Name: The IT Group, Inc.
Case Number: 02-10118-MFW
Document Number: 2928

Docket Text:
Debtor-In-Possession Monthly Operating Report for Filing Period December 28, 2002 through January 31, 2003 Filed by The IT Group, Inc. (Quirk, Marion)

The following document(s) are associated with this transaction:

Document description: Main Document
Original filename: S:\BANKRUPTCY\ITG\MnthOpertReportDecJan03.pdf
Electronic document Stamp:
[STAMP bkecfStamp_ID=983460418 [Date=6/26/2003] [FileNumber=1688733-0]
[5c17944750e0d7044daf497b2a9605e98277701a481bb42ac7d91075b9d7447afe7a
f1230fd13ae686ac1543c2917705006316ed5b74bf280a7f3e99da33daa5]]

02-10118-MFW Notice will be electronically mailed to:

Elihu Ezekiel Allinson III bankruptcy@pacdelaware.com

Julia Melville Andrew jandrew@oag.state.md.us,

Michael W. Arrington marrington@pnglaw.com

Elio Battista battista@blankrome.com

Christopher R. Belmonte cbelmonte@ssbb.com, pbosswick@ssbb.com

Ian Connor Bifferato bankruptcy@bbglaw.com

Karen C Bifferato kcb@cblhlaw.com

Joseph J. Bodnar jbodnar@monlaw.com

William Pierce Bowden wbowden@ashby-geddes.com;rxza@ashby-geddes.com

Kay Diebel Brock kay.brock@oag.state.tx.us,

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